UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2015

Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

(Exact name of Registrant as specified in its charter)

BANK BILBAO VIZCAYA ARGENTARIA, S.A.

(Translation of Registrant’s name into English)

Calle Sauceda 28

28050 Madrid

Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

Banco Bilbao Vizcaya Argentaria, S.A. (BBVA), in compliance with the Securities Market legislation, hereby proceeds by means of the present document to notify the following:

RELEVANT EVENT

As a result of the supervisory review and evaluation process (SREP) carried out by the European Central Bank (ECB), BBVA has been communicated by the ECB its requirement to maintain a common equity tier 1 (CET1) phased-in capital ratio of 9.5%, both on a consolidated and an individual basis.

The decision determines that the CET1 capital ratio of 9.5% includes: (i) the minimum CET1 capital ratio required under Pillar 1; (ii) the capital ratio required under Pillar 2; and, (iii) the capital conservation buffer. 1

In addition, during 2016 BBVA will be required to maintain a G-SIB buffer of 0.25% on a consolidated basis. Therefore, the minimum CET1 phased-in capital requirement for 2016 will be 9.75% on a consolidated basis.

BBVA has been excluded from the Financial Stability Board G-SIB list with effect as of 1st January 2017. Therefore, this G-SIB buffer will no longer then be applicable to BBVA. Nevertheless, Bank of Spain has communicated to BBVA its consideration as a domestic systemic financial institution (D-SIB) and as such will be required instead to maintain a D-SIB buffer as of such date.2

As of 30th September 2015, BBVA holds a CET1 phased-in capital ratio of 11.7% on a consolidated basis and 17.4% on an individual basis. Such ratios are above regulatory requirements and therefore do not imply the trigger of any regulatory restriction or limitation on payments of dividends, variable remuneration and payments of interest to holders of additional tier 1 capital instruments.

Madrid, 23rd December 2015

[1]	(i) the minimum CET1 capital ratio required to be maintained under Article 92(1)(a) of Regulation (EU) No 575/2013; (ii) the CET1 capital ratio required to be held in excess of that minimum CET1 capital ratio and to be maintained in accordance with Article 16(2)(a) of Regulation (EU) No 1024/2013; and (iii) the capital conservation buffer that will be required under Article 44 of Law 10/2014 and its developing regulations as from 1st January 2016.
[2]	As a D-SIB, BBVA is required to hold a D-SIB buffer of 0.5% on a consolidated basis. This buffer will be phased-in in four years and will be fully implemented in 2019.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: December 23, 2015	By:	/s/ Ricardo Gómez Barredo

	Name:	Ricardo Gómez Barredo

	Title:	Head of Global Accounting & Information Management